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AUG 29 2024

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SEC FILE NUMBER
8-69558

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Phillip Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W. Jackson Blvd., Suite 1531A
(No. and Street)

Chicago	IL	60604-2653
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Filippo Lecchini	(312) 356-9000	filippo@phillipcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP Certified Public Accountants
(Name – If individual, state last, first, and middle name)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Filippo Lecchini, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Phillip Capital Inc.** as of **June 30, 2024,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JENNIFER LYNN MICKELSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 12-22-2025

Filippo Lecchini
Signature

CEO
Title

Jennifer Lynn Mickelson
Notary Public

State of Illinois
County of Cook
Signed and sworn to before me on 08/28/2024
by Filippo Lecchini

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s), a statement of comprehensive income (as defined in 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to financial statements.
☒ (h) Computation of net Capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☒ (l) Computation for Determination of PAB Requirements under Exhibit A to 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession of control requirements for security-based swap customers under 17 CFR 24.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 1 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable
☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CRR 240.17a-12, as applicable.
☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240 17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________________
☒ (aa) Segregation Requirement and Funds in Segregation.
☒ (bb) Segregation Requirement and Funds in Segregation – Customer's Dealer Options
☒ (cc) Secured Requirement and Funds Held in Separate Accounts
☒ (dd) Reconciliation of Statement of Financial Condition to Segregated Statement (U.S. Exchanges).
☐ (ee) Independent Auditors' Report on Internal Control.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Phillip Capital Inc.

Table of Contents

June 30, 2024

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax· 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Phillip Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Phillip Capital Inc. (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Phillip Capital Inc. as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Phillip Capital Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Phillip Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Phillip Capital Inc.'s financial statement. The supplemental information is the responsibility of Phillip Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

We have served as Phillip Capital Inc.'s auditor since 2011.
Chicago, Illinois
August 28, 2024

Phillip Capital Inc.

Statement of Financial Condition

June 30, 2024

Assets		
Cash	$	8,438,791
Cash segregated under federal and other regulations		63,854,421
Deposits with clearing organizations		834,363,734
Receivables from clearing organizations		612,155
Receivables from brokers and dealers		370,508
Securities purchased, at fair value		12,084
Stock in clearing organization, at cost (fair value $2,164,231)		440,515
Securities borrowed		33,777,219
Customer debits		
(net of allowance for doubtful accounts of $1,074,295)		1,041,407
Exchange memberships, at cost (fair value $1,951,100)		3,685,500
Furniture and equipment, at cost		
(net of accumulated depreciation of $752,574)		132,318
Receivables from futures commission merchants		13,590,122
Operating lease right of use assets		1,028,872
Receivables from affiliate		22,632
Other assets		4,406,479
Total assets	$	965,776,757
Liabilities and Stockholder's Equity		
Liabilities.		
Payable to customers	$	786,869,741
Payable to noncustomers		142,237
Accounts payable and accrued expenses		7,581,023
Income tax payable		508,828
Payable to brokers and dealers		41,430
Securities sold, not yet purchased, at fair value		56
Payables to affiliate		20,412
Securities loaned		37,964,504
Payable to clearing organizations		11,475,010
Operating lease liabilities		1,256,783
Subordinated borrowings		8,465,000
Total liabilities		854,325,024
Stockholder's Equity		
Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding		10
Paid-in Capital		79,999,990
Retained earnings		31,451,733
Total stockholder's equity		111,451,733
Total Liabilities and Stockholder's Equity	$	965,776,757

The accompanying notes are an integral part of the financial statement.

1. Organization and Business

Phillip Capital Inc. ("the Company") was incorporated in the State of Delaware in April 2010. The Company is a registered futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is a clearing member of the Chicago Mercantile Exchange. ("CME"), the Chicago Board of Trade, the New York Mercantile Exchange, the Commodity Exchange Inc., the Options Clearing Corporation, the CBOE Futures Exchange, the Dubai Mercantile Exchange, the NASDAQ Futures Exchange, ICE Europe, and the Intercontinental Exchange. The Company is engaged in the business of executing and clearing orders for the purchase and sale of commodity futures contracts, options on commodity futures contracts, and cash commodities.

The Company is approved as a registered broker-dealer firm with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC"). The Company is engaged in the business of executing and clearing orders for the purchase and sale of equity securities and equity options, and conducts a fully-paid share lending program.

The Company is a wholly owned subsidiary of Phillip Capital (USA) Pte Ltd. (the "Parent"), a private limited company based in Singapore.

2. Summary of Significant Accounting Policies

<u>Revenue Recognition</u>
The Company recognizes revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers.

Futures and futures options transactions and the related commission revenue and expenses are recorded on trade date. Interest, dividends and payment for order flow income are recorded on the accrual basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company believes that the performance obligation for payment for order flow revenues is satisfied on trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership of the underlying securities have been transferred to/from the customer.

2. Summary of Significant Accounting Policies, continued

Revenues from securities loaned transactions are recognized at the end of each day based on balances loaned out at the borrowing rate, which is subject to daily fluctuations. The Company believes that the performance obligation is satisfied at the end of each day because that is when the underlying financial instrument or counterparty is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the counterparty.

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard became effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of the fiscal year ended June 30, 2024, related to the above noted financial assets within the scope of Accounting Standards Codification (ASC) 326. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At June 30, 2024, Customer debits is reported net of the allowance for doubtful accounts in the amount of $1,074,295.

Leases

Accounting Standard Update ("ASU") 2016-02 *Leases* (Topic 842) requires lessees to recognize leases in the statement of financial condition with lease liabilities and corresponding lease right of use ("ROU") assets based on the present value of lease payments. The Company adopted the guidance on July 1, 2019 using the modified retrospective method and practical expedients for transition. The practical expedients allowed the Company to largely account for its lease consistent with prior guidance except for the incremental statement of financial condition recognition for lessees. The implementation of this guidance did not have a material impact on the measurement, recognition or disclosure of leases in the statement of financial condition.

2. Summary of Significant Accounting Policies, continued

Depreciation
Depreciation of furniture and equipment is computed using straight line methods for financial reporting purposes.

Income Taxes
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has had no material impact on its financial statement.

On December 22, 2017, the President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaced the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, etc.

Exchange Memberships and Stock in Clearing Organizations
Exchange memberships and stock in clearing organizations are held for operating purposes and are carried at cost.

Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 12).

2. Summary of Significant Accounting Policies, continued

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated throughout the year and at year-end rates of exchange.

Marketable Securities
Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin and are reported within deposits from clearing organizations on the statement of financial condition. The Company may deposit the securities as margin with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

Stocks Borrowed and Stocks Loaned
The Company conducts securities borrowing and lending activities of fully-paid customer shares. In connection with these transactions, the Company receives or posts collateral, which is comprised of cash. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned and delivers or obtains additional collateral as appropriate.

Use of Estimates
The preparation of this financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from these estimates.

3. Segregated and Secured Assets

At June 30, 2024, assets segregated or held in separate accounts under Federal regulations included in the statement of financial condition are as follows:

3. Segregated and Secured Assets, continued

Segregated for customers trading on U.S futures exchanges:		
Cash	$	26,115,965
Deposits with clearing organizations		768,754,770
Receivables from futures commission merchants		927,466
Payables to clearing organizations, net		(10,751,921)
	$	785,046,280
Held in separate accounts for foreign futures and options customers:		
Cash	$	21,152,549
Receivables from futures commission merchants		9,355,069
Receivables from members of foreign boards of trade		3,307,739
	$	33,815,357

Customers' funds, regulated under the Commodity Exchange Act, as amended (the "CEAct"), are required to be segregated from the funds of the Company and its employees. Customers' segregated funds and equities in customers' regulated trading accounts, as shown in the statement of financial condition, do not reflect the market value of options positions owned by customers, U.S. government securities owned by customers, and warehouse receipts owned by customers.

At June 30, 2024, the market value of customers' net options positions owned and U.S. government securities owned approximated $(50,598,104) and $74,250,000, respectively.

Cash of $14,891,000 and $1,694,907 has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers, respectively.

4. Deposits with Clearing Organizations

At June 30, 2024, deposits with clearing organizations consisted of cash margins totaling $734,377,196 and U.S. government securities totaling $99,986,538.

5. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts business. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

At June 30, 2024, a significant credit concentration consisted of cash deposited at three banks. The balances exceed federally insured limits by approximately 64% of the net equity of the Company. The Company has not experienced any losses in such accounts. Management does not consider any credit risk associated with this net receivable to be significant.

6. Loans Payable

The Company has a $20,000,000 line of credit with a bank with an interest rate determined at the bank's discretion on the bank's daily quoted rate. Borrowings are used to meet short term liquidity needs. At June 30, 2024, there was no outstanding balance.

The Company has a $10,000,000 line of credit with an affiliated lending institution with an interest rate determined as the federal discount rate plus .25%. Borrowings are used to meet short term liquidity needs. At June 30, 2024, there was no outstanding balance.

7. Related Parties

The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliates, as applicable. At June 30, 2024, the amounts due from/to affiliates are $22,632 and $20,412, respectively, and are included on the statement of financial condition.

Under a written agreement, the Company recognizes a service fee to an affiliate covering allocated back office system expenses.

The Company executes and clears commodities transactions on behalf of an affiliate on an omnibus basis.

The Company executes and clears securities and equity options transactions on behalf of affiliates.

As part of its fully paid lending program, the Company shares a portion of the resulting revenues with affiliates. At June 30, 2024, the amount due to affiliates was $250,790 and is included in payable to customers on the statement of financial condition.

7. Related Parties, continued

From time to time, the Company draws on a line of credit with an affiliated entity. At June 30, 2024, there was no outstanding balance. At June 30, 2024, there was no interest owed to the affiliate.

8. Subordinated borrowings

At June 30, 2024, the subordinated borrowings consist of the following:

Subordinated note, 1.5 percent, due May 15, 2025	$ 3,000,000
Subordinated note, 1.5 percent, due September 28, 2025	$ 5,000,000

The borrowings are from the Parent. Pursuant to the terms of the agreements, the notes are renewed for one year upon maturity, unless notified otherwise in advance by the note holder. Notification by the note holder not to renew must be made thirteen months in advance of a maturity date. At June 30, 2024, the outstanding balance was $8,465,000 and is included on the statement of financial condition.

The subordinated borrowings are covered by agreements approved by FINRA and the CME and are thus available in computing net capital. Under certain circumstances and with prior permission from FINRA and the CME, the Company may, at its option, make a payment of all or any portion of the principal amount prior to the maturity date at any time subsequent to one year from the effective date of the agreement.

9. Commitments

The Company has an obligation as a lessee for office space facilities with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. During the prior year, the Company extended the lease until December 31, 2028. As of June 30, 2024, the remaining lease term is approximately 3.5 years and the discount rate used to measure the lease liability is approximately 5.5%.

9. Commitments, continued

The table below reconciles the undiscounted cash flows of the Company's lease as of June 30, 2024 to the present value of its operating lease payments:

Year Ending June 30,		Amount
2025		218,908
2026		336,853
2027		343,627
2028		350,508
Thereafter		177,260
Total undiscounted operating lease payments		1,427,156
Less imputed interest		(170,373)
Present value of operating lease liability	$	1,256,783

An operating lease right-of-use asset is initially measured at the fair value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent. At June 30, 2024, the amount of the right-of-use asset is $1,028,872 on the statement of financial condition.

10. Employee Benefit Plan

The Company has established a salary reduction 401(k) plan for qualified employees. The Company may elect to match a percentage of employees' contributions up to a defined maximum, and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

11. Income Taxes

The Company has a state net operating loss of approximately $9,800,000 and a state deferred tax asset of $950,000. A valuation allowance of $ 753,816 exists as of June 30, 2024 as state tax loss carryforwards are limited to $100,000 per tax year, and may only be carried forward for up to 20 years.

The Company is no longer subject to federal or state tax examinations by taxing authorities for fiscal years before 2020.

12. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

12. Fair Value Measurements and Disclosure, continued

U.S. government securities, long equity securities and short equity securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities, long equity securities and short equity securities are generally categorized in Level 1 of fair value hierarchy.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2024, the Company's Level 1 investments consisted of U.S. government securities, long equity securities, and short equity securities with fair values of $99,974,903, $12,084, and $(56), respectively. The Company held no Level 2 or Level 3 assets or liabilities at June 30, 2024.

13. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

14. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the most restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greatest of $5,000,000, 2% of "aggregate debit items," or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

At June 30, 2024, under the most restrictive of these rules, the Company had net capital and net capital requirements of $109,303,263 and $44,935,695, respectively. The net capital rule may effectively restrict stockholder withdrawals.

15. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company clears and executes futures contracts, options on futures contracts, and equity products for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, The Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at June 30, 2024, are adequate to mitigate the risk of material loss.

15. Guarantees, continued

Derivative contracts

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

15. Guarantees, continued

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Credit risk from the Company's securities lending operations arises if a lender of borrower defaults on an outstanding securities loan or borrow transaction and the cash or securities the Company is holding is insufficient to cover the amount they owe the Company for that receivable. The Company assigns credit limits and collateral posting thresholds for each counterparty and these limits and thresholds are reviewed periodically.

16. Other matters

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. Because such matters, if any, may be at different stages, management is unable to predict their outcome. At June 30, 2024, no provision has been made.

17. Financial Instruments with Off-Balance-Sheet Risk

The Company participates in the borrowing and lending of securities. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

18. Securities Lending

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. As of June 30, 2024, the securities borrowed and securities loaned of $33,777,219 and $37,964,504, respectively, would have been eligible for offsetting upon counterparty default.

19. Subsequent events

Management has evaluated events and transactions through August 28, 2024, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement or in the related notes to the financial statement.

SUPPLEMENTARY SCHEDULES

Phillip Capital Inc. **Schedule 1**

Statement of the Computation of Net Capital and Minimum Capital Requirements

June 30, 2024

Total stockholder's equity	$	111,451,733
Adjustments to ownership equity		0
Liabilities subordinated to claims of general creditors allowable in computation of net capital		8,465,000
Total capital		119,916,733
Deductions and/or charges		
Nonallowable assets:		
Customer debits		7,637
Securities purchased, at fair value		7,185
Exchange memberships, at cost		3,685,500
Receivables from affiliates		22,633
Furniture and equipment, at cost		132,318
Stock in clearing organization, at cost		440,515
Other		3,392,475
Commodity futures contracts and spot commodities - proprietary capital charges		2,868,662
Total deductions		10,556,925
Net capital before haircuts on securities positions		109,359,808
Haircuts on securities:		
U.S. and Canadian government obligations		49,159
Stocks and warrants		1,744
Other securities		21
Other		5,621
		56,545
Net capital		109,303,263
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		44,935,695
Minimum dollar net capital requirement		1,000,000
Net capital requirement		44,935,695
Excess net capital		64,367,568
Net capital in excess of 120% of minimum net capital requirement	$	55,380,429

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2024

Phillip Capital Inc. **Schedule 2**

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3
June 30, 2024

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	12,886,334
Monies payable against customers' securities loaned		182,071
Customers' securities failed to receive		91,288
Credit balances in firm accounts attributable to sales to customers		18
Total credits		13,159,711
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		0
Failed to deliver of customers' securities not older than 30 calendar days		40,142
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		264
Aggregate debit items		40,406
Less 3%		1,212
Total 15c3-3 debits		39,194
Excess of total credits over total 15c3-3 debits	$	13,120,517
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on June 30, 2024	$	14,891,000
Amount of deposit (or withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		(700,000)
New amount in "Reserve Bank Account(s)"	$	14,191,000

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2024

Phillip Capital Inc. **Schedule 3**
Computation for Determination of PAB Reserve Requirements for Broker-Dealers
Under Rule 15c3-3

June 30, 2024

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	1,526,155
PAB securities failed to receive		2
Total PAB credits		1,526,157
Debit balances.		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		0
Failed to deliver of PAB securities not older than 30 calendar days		7,642
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		264
Total PAB debits		7,906
Excess of total PAB credits over total PAB debits	$	1,518,251
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on June 30, 2024	$	1,694,907
Amount of deposit (or withdrawal) in "PAB Reserve Bank Account(s)", including value of qualified securities		(75,000)
New amount in "PAB Reserve Bank Account(s)"	$	1,619,907

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2024

Phillip Capital Inc. **Schedule 4**

Reconciliation of Statement of Financial Condition to Segregation Statement (U.S. Exchanges)

June 30, 2024

Customers' Segregated Funds per Statement of Financial Condition (Note 3)	$ 785,046,280
Add:	
Value of customers' open long futures options contracts	16,966,007
Value of customers' owned U.S. government securities	74,250,000
Deduct:	
Value of customers' open short futures options contracts	(67,564,111)
Total Amount in Segregation	$ 808,698,176

Phillip Capital Inc. **Schedule 5**

Segregation Requirement and Funds in Segregation

June 30, 2024

Segregation requirement:		
Net ledger balance:		
Cash	$	766,944,120
Securities		74,250,000
Net unrealized loss in open futures contracts traded on a contract market		(23,612,444)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		16,966,007
Market value of open options contracts sold on a contract market		(67,564,111)
Net equity		766,983,572
Accounts liquidating to a deficit and accounts with debit balances - gross amount		2,113,068
Amount required to be segregated		769,096,640
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		26,115,965
Securities		0
Margins on deposit with clearing organizations of contract markets:		
Cash		668,779,867
Securities representing investments of customers' funds, at market		99,974,903
Securities held for particular customers in lieu of cash margins, at market		74,250,000
Net settlement from clearing organization of contract markets		(10,751,921)
Exchange traded options:		
Value of open long option contracts		16,966,007
Value of open short option contracts		(67,564,111)
Net equities with other futures commission merchants:		
Net liquidating equity		927,466
Securities held for particular customers in lieu of cash margins, at market		0
Customers' segregated funds on hand		0
Total amount in segregation		808,698,176
Excess funds in segregation	$	39,601,536
Management target amount for excess funds in segregation		17,000,000
Excess funds in segregation over management target amount for excess	$	22,601,536

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2024

Phillip Capital Inc.

Schedule 6

Segregation Requirement and Funds in Segregation - Customer's Dealer Options and Cleared Swaps Customer Accounts

June 30, 2024

The Company does not carry customers' dealer option accounts as defined by Commodity Exchange Act Regulation 32.6. Therefore, the Company is exempt from the provisions of Regulation 32.6.

The Company does not carry customers' cleared swaps accounts as defined by Commodity Exchange Act Regulation 4D(F). Therefore, the Company is exempt from the provisions of Regulation 4D(F).

Phillip Capital Inc. **Schedule 7**

Secured Requirement and Funds Held in Separate Accounts

June 30, 2024

Amount required to be set aside in separate Section 30 7 accounts			$	27,655,872
Funds on deposit in separate Section 30 7 accounts.				
Cash in banks				
Banks located in the United States	$	19,094,962		
Banks located in the Foreign Countries		2,057,587		21,152,549
Equities with registered futures commission merchants				
Cash	$	9,590,314		
Unrealized gain (loss) on open futures contracts		(235,245)		
Value of short option contracts		0		9,355,069
Amounts held by members of foreign boards of trade				
Cash	$	3,051,555		
Unrealized gain (loss) on open futures contracts		256,033		
Value of open long option contracts		151		
Value of open short option contracts		0		3,307,739
Total amount in separate Section 30 7 accounts				33,815,357
Excess funds in separate Section 30.7 accounts			$	6,159,485
Management target amount for excess funds in separate section 30 7 accounts			$	1,000,000
Excess funds in separate 30 7 accounts over management target amount for excess			$	5,159,485

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2024

Information Relating to Possession or Control Requirements Under Rule 15c3-3

June 30, 2024

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	0
A. Number of items	$	0
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations: as permitted under Rule 15c3-3.	$	0
A. Number of items	$	0

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2024

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Phillip Capital Inc.

We have examined Phillip Capital Inc.'s statements, included in the accompanying Annual Report of Compliance and Internal Control over Compliance Pursuant to SEC Rule 17a-5(d)(3), that (1) Phillip Capital Inc.'s internal control over compliance was effective during the most recent year ended June 30, 2024, except for a failure to properly record and subsequently detect a customer deposit and subsequent correct the June 21, 2024, and June 28, 2024 weekly reserve calculations; (2) Phillip Capital Inc.'s internal control over compliance was effective as of June 30, 2024; (3) Phillip Capital Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2024; and (4) the information used to state that Phillip Capital Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Phillip Capital Inc.'s books and records. Phillip Capital Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Phillip Capital Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, Customer Account Statements, of FINRA that requires account statements to be sent to the customers of Phillip Capital Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Phillip Capital Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Phillip Capital Inc.'s internal control over compliance was effective as of and during the most recent year ended June 30, 2024; Phillip Capital Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2024 was derived from Phillip Capital Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Phillip Capital Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Phillip Capital Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Phillip Capital Inc.'s statements referred to above are fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
August 28, 2024

PhillipCapital

Phillip Capital Inc.

Annual Report of Compliance and Internal Control over Compliance

Pursuant to SEC Rule 17a-5(d)(3)

August 28, 2024

Phillip Capital Inc.'s Compliance Report

Phillip Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control over Compliance was effective during the most recent year ended June 30, 2024, except for a failure to properly record and subsequently detect a customer deposit and subsequently correct the June 21, 2024, and June 28, 2024, weekly reserve calculations;

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent year ended June 30, 2024;

(4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent year ended June 30, 2024; and

(5) The information the Company used to state that the company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240. 15c3-3(e) was derived from the books and records of the Company.

I, the undersigned, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Filippo Lecchini, CEO

Phillip Capital Inc * The Chicago Board of Trade Building * 141 W Jackson Blvd, Suite 1531A * Chicago, Illinois 60604